Mail Stop 3-09

November 29, 2004



Brett R. Chapman, Esq.
General Counsel
WH Holdings (Cayman Islands) Ltd.
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands

Re:	WH Holdings (Cayman Islands) Ltd.
	Amendment No. 3 to
	Registration Statement on Form S-1
	File Number 333-119485

Dear Mr. Chapman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


S-1/Amendment No. 3

General

1. Please note that our reference to prospectus page numbers correspond to Amendment No. 3 filed with the Commission on November
16, 2004.

Graphics/Artwork

2. We note your response to comment 8 of our previous letter dated November 3, 2004. We have reviewed your response, the additional supplemental materials provided to us, and the associated revisions to the amended prospectus. In addition to the changes reflected in the current version of the prospectus, please remove the following language from the front and back gatefold of the prospectus.

* "Changing People`s Lives"
* "Making the World Healthier"

While we acknowledge that these tag-lines reflect the Company`s mission and objectives, we nevertheless continue to believe that all of the language in your prospectus, even the gatefold, should adhere to the very strict disclosure standards mandated by the 1933 Act. If, as you explain, these statements describe your goals, then they should be represented as such. Either delete this language or, in the alternative, revise the text to make it clear that changing people`s lives and making the world healthier are objectives.

Prospectus Summary, page 3

3. Please move the discussion titled "Risks Affecting Us" to immediately follow the discussions relating to your strengths and strategy so that it is no less prominent than the discussion of your strengths and strategy.

Our network marketing program could be found not to be in compliance..., page 12

4. Please revise to translate the payment the plaintiff is seeking into U.S. dollars.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 43-57

5. Refer to your responses to comments 56, 61 and 62. You indicate that the Company`s management regularly reviews sales on an individual country basis. However, it considers operating margin to be a critical financial measure only on a company-wide basis because margins are similar from one country to another. We note in your revised disclosure that the Company has increased sales significantly in certain countries through targeted programs, including supervisor development and motivation programs, opening of sales centers, product line rationalization and improvements in product distribution. We note that the related costs for these programs are not reflected in operating margin but are included in marketing, distribution and administrative expenses, which you discuss only on a company-wide basis. While these programs are focused on increasing net sales on a country and regional basis, they are not adequately incorporated in your discussion of operating results by geographic segment. It appears that margins may vary significantly on a geographical segment basis after consideration of these costs. So that investors can better understand the Company`s operations and judge the likelihood that past performance is indicative of future performance, please link the discussion of marketing, distribution and administrative expenses to your discussion of net sales by region and country as follows:

* Provide a fuller discussion of the Company`s strategy to grow in selected geographic markets by investing in the above programs that would facilitate an investor`s understanding of the likelihood that sales growth in markets such as Brazil, Mexico and Taiwan will continue.
* Provide a fuller discussion of how the Company evaluates supervisor productivity, specifically the activities of supervisors in the Chairman`s Club and President`s Team. Tell us the nature of marketing and distribution costs borne by the distributors in selling the Company`s products.
* Disclose costs by program (e.g. opening and staffing of sales centers and nutrition clubs) and region for each period presented.
* Discuss costs associated with the Company`s primary products for each period presented. We note that the Formula 1 meal replacement product generates approximately 23% of net sales and has been part of its weight management program for 24 years.
* Distinguish between those costs that are one-time in nature and those that are recurring for each period presented.
* Distinguish between marketing, distribution and administrative expenditures that are expensed and those that are capitalized for each period presented. We note that the Company capitalizes certain expenses as "distributor network", which has an expected life of three years.

6. We note that in 2004 you modified distributor re-qualification criteria in order to reduce distributor turnover. Please discuss the expected impact of this change on the Company`s revenues, operating margin and marketing, distribution and administrative expenditures.

Liquidity and Capital Resources, pages 58-57

7. If interest payments are not included in the Table of Contractual
Obligations, please revise this table to include these amounts.

   Business, page 67

8. We note your response to comment 72 and the associated revisions to the prospectus. With respect to the discussion on page 67 concerning your product development efforts, please disclose that, under current law, you do not have to provide the FDA or any other governmental body with evidence to substantiate the safety or effectiveness of your products and that there are no minimum regulatory standards governing the safety and efficacy of the products that you sell.

9. Additionally, on page 67 you state that you conduct clinical trials "as necessary." Please explain when they are necessary or how you determine when they are necessary.

10. Please also disclose the specifics of the two human clinical trials that are underway. For example, you should address whether these clinical trials are subject to FDA approval or oversight, the stage and status of the trials at present, the size of the trials, expected duration and the clinical endpoints for which you are testing.

Product Overview, page 72

11. We note your response to comment 76 and the associated revisions to the prospectus. In addition, please clarify what you mean by the
"specific challenges" associated with dieting and explain how your weight-loss accelerators address these challenges.

Product Development, page 73

12. We note your response to comment 77 and the associated revisions to the prospectus. In addition, please disclose the aggregate amount from the Company paid to Dr. Ignarro`s consulting firm pursuant to the arrangement discussed on page 74.

13. Please also disclose the aggregate contributions paid by the Company to UCLA pursuant to your informal arrangement with Dr.
Heber.

14. With respect to the equipment lease between the Company and UCLA, please disclose in the prospectus the nature of the lease and the value of the equipment covered.

15. You should also disclose in the prospectus the information you have provided us with respect to the two ongoing clinical studies.

Regulation, page 81

16. We note your response to comment 83. Please make the same disclosure in the prospectus that you have provided to us supplementally in your response letter.

17. We note your response to comment 85 and the associated revisions to the prospectus. In addition, please disclose the alleged marketing practices that were the subject of the class action lawsuit in Jacobs v. Herbalife.

Underwriting

18. We note your response to comment 98. Please provide a supplemental copy of all materials intended to be sent to Invitees, including the letter from Merrill Lynch, the letter from the Company, the IOI form and the booklet. We may have comments after we have had an opportunity to review these materials.

19. It is not appropriate to ask potential investors to affirm that they have that they have received a copy of the prospectus. Please delete this from the IOI form. We may have additional comments relating to other statements you ask Invitees to affirm once we have had an opportunity to review these materials.

Item 15.  Recent Sales of Unregistered Securities, page II-2

20. With respect to the 12% Series A Cumulative Convertible Preferred offering to your distributors, please indicate the exemption from the
Securities Act on which you relied and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.


*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Frank Wyman at (202) 942-2851 or Lisa
Vanjoske
(202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 942-2974 or me with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Jonathan K. Layne, Esq.
Gibson, Dunn & Crutcher LLP
	2029 Century Park East
	Los Angeles, CA 90067
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